The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	September 30, 2021	December 31, 2020
Assets
Cash and demand deposits with banks - Non-interest bearing	203,784	133,363
Demand deposits with banks - Interest bearing	449,984	433,511
Cash equivalents - Interest bearing	1,655,734	2,722,718
Cash due from banks	2,309,502	3,289,592
Securities purchased under agreements to resell	169,524	197,039
Short-term investments	1,276,562	823,039
Investment in securities
Equity securities at fair value	222	7,317
Available-for-sale at fair value (amortized cost: $3,222,560 (2020: $2,588,335))	3,227,944	2,661,116
Held-to-maturity (fair value: $2,803,129 (2020: $2,304,756))	2,755,527	2,194,371
Total investment in securities	5,983,693	4,862,804
Loans
Loans	5,232,463	5,194,908
Allowance for credit losses	(28,675)	(34,098)
Loans, net of allowance for credit losses	5,203,788	5,160,810
Premises, equipment and computer software, net of accumulated depreciation	137,559	150,752
Goodwill	25,235	25,627
Other intangible assets, net	62,025	67,192
Equity method investments	12,690	12,933
Other real estate owned, net	691	4,052
Accrued interest and other assets	150,897	144,794
Total assets	15,332,166	14,738,634

Liabilities
Deposits
Non-interest bearing	2,955,760	3,012,360
Interest bearing	10,905,394	10,237,724
Total deposits	13,861,154	13,250,084
Employee benefit plans	129,439	131,279
Accrued interest and other liabilities	195,914	203,861
Total other liabilities	325,353	335,140
Long-term debt	171,773	171,462
Total liabilities	14,358,280	13,756,686
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 50,108,040 (2020: 50,010,948)	501	500
Additional paid-in capital	1,018,231	1,013,326
Retained earnings (Accumulated deficit)	86,652	33,918
Less: treasury common shares, at cost: 619,212 (2020: 619,212)	(18,634)	(16,116)
Accumulated other comprehensive income (loss)	(112,864)	(49,680)
Total shareholders’ equity	973,886	981,948
Total liabilities and shareholders’ equity	15,332,166	14,738,634
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Non-interest income
Asset management	7,431	6,804	22,293	21,988
Banking	12,603	13,352	36,549	33,710
Foreign exchange revenue	10,809	9,021	32,543	27,890
Trust	12,895	12,907	38,698	37,393
Custody and other administration services	3,737	3,550	11,372	10,415
Other non-interest income	1,542	1,243	3,978	4,701
Total non-interest income	49,017	46,877	145,433	136,097
Interest income
Interest and fees on loans	55,845	56,379	166,939	174,505
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	12,083	11,196	36,214	38,968
Held-to-maturity	13,715	13,780	39,628	45,099
Deposits with banks and other	359	1,003	1,163	11,499
Total interest income	82,002	82,358	243,944	270,071
Interest expense
Deposits	3,921	4,306	11,453	21,378
Long-term debt	2,400	2,739	7,201	6,674
Total interest expense	6,321	7,045	18,654	28,052
Net interest income before provision for credit losses	75,681	75,313	225,290	242,019
Provision for credit recoveries (losses)	(4)	(1,355)	2,521	(10,891)
Net interest income after provision for credit losses	75,677	73,958	227,811	231,128
Net gains (losses) on equity securities	—	200	85	139
Net realized gains (losses) on available-for-sale investments	(239)	1,116	(239)	1,116
Net gains (losses) on other real estate owned	37	—	(26)	71
Net other gains (losses)	476	196	384	290
Total other gains (losses)	274	1,512	204	1,616
Total net revenue	124,968	122,347	373,448	368,841
Non-interest expense
Salaries and other employee benefits	41,011	48,306	121,219	132,902
Technology and communications	16,336	16,345	48,095	49,021
Professional and outside services	5,699	5,202	15,822	15,990
Property	7,819	7,543	22,877	22,032
Indirect taxes	5,375	5,764	16,616	16,188
Non-service employee benefits expense	971	509	2,914	1,988
Marketing	919	630	3,323	2,880
Amortization of intangible assets	1,500	1,468	4,522	4,339
Other expenses	4,781	5,495	14,703	16,037
Total non-interest expense	84,411	91,262	250,091	261,377
Net income before income taxes	40,557	31,085	123,357	107,464
Income tax benefit (expense)	(774)	(542)	(2,344)	(2,310)
Net income	39,783	30,543	121,013	105,154

Earnings per common share
Basic earnings per share	0.80	0.61	2.44	2.07
Diluted earnings per share	0.80	0.61	2.42	2.06
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Net income	39,783	30,543	121,013	105,154

Other comprehensive income (loss), net of taxes
Net change in unrealized gains and losses on translation of net investment in foreign operations	(667)	528	226	(969)
Accretion of net unrealized gains and losses on held-to-maturity investments transferred from available-for-sale investments	18	228	165	397
Net change in unrealized gains and losses on available-for-sale investments	(12,050)	2,788	(67,542)	60,800
Employee benefit plans adjustments	1,719	471	3,967	3,100
Other comprehensive income (loss), net of taxes	(10,980)	4,015	(63,184)	63,328

Total comprehensive income (loss)	28,803	34,558	57,829	168,482
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Nine months ended
	September 30, 2021		September 30, 2020		September 30, 2021		September 30, 2020
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	50,207,357	502	50,822,338	508	50,010,948	500	53,005,177	530
Retirement of shares	(122,000)	(1)	(741,700)	(7)	(330,828)	(3)	(3,249,200)	(32)
Issuance of common shares	22,683	—	26,976	—	427,920	4	351,637	3
Balance at end of period	50,108,040	501	50,107,614	501	50,108,040	501	50,107,614	501

Additional paid-in capital
Balance at beginning of period		1,016,327		1,019,859		1,013,326		1,081,569
Share-based compensation		3,796		3,978		11,003		11,331
Share-based settlements		577		630		595		630
Retirement of shares		(2,469)		(11,565)		(6,689)		(81,123)
Issuance of common shares, net of underwriting discounts and commissions		—		—		(4)		495
Balance at end of period		1,018,231		1,012,902		1,018,231		1,012,902

Retained earnings (Accumulated deficit)
Balance at beginning of period		69,833		12,250		33,918		(9,237)
Cumulative effect from change in accounting policy (Note 2 of the December 31, 2020 Audited Consolidated Financial Statements)		—		—		—		(7,841)
Net Income for the period		39,783		30,543		121,013		105,154
Common share cash dividends declared and paid, $0.44 and $1.32 per share (2020: $0.44 and $1.32 per share)		(21,802)		(21,879)		(65,549)		(67,162)
Retirement of shares		(1,162)		(6,286)		(2,730)		(6,286)
Balance at end of period		86,652		14,628		86,652		14,628

Treasury common shares
Balance at beginning of period	619,212	(18,159)	619,212	(14,517)	619,212	(16,116)	619,212	(22,022)
Purchase of treasury common shares	122,000	(4,107)	741,700	(18,693)	330,828	(11,940)	3,249,200	(80,771)
Retirement of shares	(122,000)	3,632	(741,700)	17,858	(330,828)	9,422	(3,249,200)	87,441
Balance at end of period	619,212	(18,634)	619,212	(15,352)	619,212	(18,634)	619,212	(15,352)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(101,884)		(27,784)		(49,680)		(87,097)
Other comprehensive income (loss), net of taxes		(10,980)		4,015		(63,184)		63,328
Balance at end of period		(112,864)		(23,769)		(112,864)		(23,769)
Total shareholders' equity		973,886		988,910		973,886		988,910
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Nine months ended
	September 30, 2021	September 30, 2020
Cash flows from operating activities
Net income	121,013	105,154
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	54,454	45,127
Provision for credit (recoveries) losses	(2,521)	10,891
Share-based payments and settlements	11,598	11,961
Net change in equity securities at fair value	7,094	(139)
Net realized (gains) losses on available-for-sale investments	239	(1,116)
Net (gains) losses on other real estate owned	26	(71)
(Increase) decrease in carrying value of equity method investments	(158)	(1,374)
Dividends received from equity method investments	401	2,812
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(5,945)	15,814
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(6,523)	(35,644)
Cash provided by (used in) operating activities	179,678	153,415

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	27,515	(184,594)
Short-term investments other than restricted cash: proceeds from maturities and sales	1,815,393	1,695,099
Short-term investments other than restricted cash: purchases	(2,285,207)	(1,311,306)
Available-for-sale investments: proceeds from sale	189,417	349,699
Available-for-sale investments: proceeds from maturities and pay downs	513,551	401,858
Available-for-sale investments: purchases	(1,354,984)	(796,758)
Held-to-maturity investments: proceeds from maturities and pay downs	504,036	372,398
Held-to-maturity investments: purchases	(1,077,803)	(518,356)
Net (increase) decrease in loans	(73,085)	32,503
Additions to premises, equipment and computer software	(8,521)	(20,910)
Proceeds from sale of other real estate owned	4,430	—
Cash provided by (used in) investing activities	(1,745,258)	19,633

Cash flows from financing activities
Net increase (decrease) in deposits	662,316	(448,926)
Issuance of subordinated capital, net of underwriting fees	—	97,647
Repayment of long-term debt	—	(45,000)
Common shares repurchased	(11,940)	(80,771)
Proceeds from stock option exercises	—	498
Cash dividends paid on common shares	(65,549)	(67,162)
Cash provided by (used in) financing activities	584,827	(543,714)
Net effect of exchange rates on cash, cash equivalents and restricted cash	(70)	(22,696)
Net increase (decrease) in cash, cash equivalents and restricted cash	(980,823)	(393,362)
Cash, cash equivalents and restricted cash: beginning of period	3,314,498	2,578,902
Cash, cash equivalents and restricted cash: end of period	2,333,675	2,185,540

Components of cash, cash equivalents and restricted cash at end of period
Cash due from banks	2,309,502	2,160,903
Restricted cash included in short-term investments on the consolidated balance sheets	24,173	24,637
Total cash, cash equivalents and restricted cash at end of period	2,333,675	2,185,540

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	704	314
Reduction in net loans due to initial adoption of a current expected credit loss model	—	7,841
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the United Kingdom ("UK"), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda and Cayman Islands segments, Butterfield offers both banking and wealth management. In the Channel Islands and the UK segment, the Bank offers wealth management and residential property lending. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2020.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting policies upon which the financial condition depends and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value and impairment of financial instruments
•Impairment of long-lived assets
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation

New Accounting Pronouncements
The following accounting developments were issued during the nine months ended September 30, 2021 or are accounting standards pending adoption:

In August 2021, the Financial Accounting Standards Board ("FASB") published ASU 2021-06 - Presentation of Financial Statements (Topic 205), Financial Services—Depository and Lending (Topic 942), and Financial Services—Investment Companies (Topic 946): Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants (SEC Update). The amendments are effective for fiscal years ending on or after December 15, 2021. This ASU did not have a material impact on the Bank's consolidated financial statements.

Note 3: Cash due from banks

	September 30, 2021	December 31, 2020
Non-interest bearing
Cash and demand deposits with banks	203,784	133,363

Interest bearing¹
Demand deposits with banks	449,984	433,511
Cash equivalents	1,655,734	2,722,718
Sub-total - Interest bearing	2,105,718	3,156,229

Total cash due from banks	2,309,502	3,289,592
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at September 30, 2021 in the amount of $249.2 million (December 31, 2020: $156.2 million) that are earning interest at a negligible rate.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 4: Short-term investments

	September 30, 2021	December 31, 2020
Unrestricted
Maturing within three months	546,326	469,580
Maturing between three to six months	706,063	326,836
Maturing between six to twelve months	—	1,717
Total unrestricted short-term investments	1,252,389	798,133

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Non-interest earning demand deposits	8,160	260
Interest earning demand and term deposits	16,013	24,646
Total restricted short-term investments	24,173	24,906

Total short-term investments	1,276,562	823,039

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortized cost.

	September 30, 2021				December 31, 2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	724	—	(502)	222	5,274	2,531	(488)	7,317
Total equity securities	724	—	(502)	222	5,274	2,531	(488)	7,317

Available-for-sale
US government and federal agencies	3,155,286	43,460	(37,692)	3,161,054	2,493,659	72,713	(306)	2,566,066
Non-US governments debt securities	22,790	—	(398)	22,392	22,797	—	(389)	22,408
Asset-backed securities - Student loans	13,290	—	(415)	12,875	13,290	—	(345)	12,945
Residential mortgage-backed securities	31,194	446	(17)	31,623	58,589	1,108	—	59,697
Total available-for-sale	3,222,560	43,906	(38,522)	3,227,944	2,588,335	73,821	(1,040)	2,661,116

Held-to-maturity¹
US government and federal agencies	2,755,527	74,674	(27,072)	2,803,129	2,194,371	110,526	(141)	2,304,756
Total held-to-maturity	2,755,527	74,674	(27,072)	2,803,129	2,194,371	110,526	(141)	2,304,756
¹ For the nine months ended September 30, 2021, and the nine months ended September 30, 2020, impairments recognized in other comprehensive loss for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of September 30, 2021, comprising 58 securities representing 64.8% of the AFS portfolios' carrying value (December 31, 2020: 13 and 5.9%), represent credit losses. Total gross unrealized AFS losses were 1.8% of the fair value of the affected securities (December 31, 2020: 0.7%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of September 30, 2021, were comprised of 49 securities representing 53.8% of the HTM portfolios’ carrying value (December 31, 2020: 3 and 1.7%). Total gross unrealized HTM losses were 1.9% of the fair value of affected securities (December 31, 2020: 0.4%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Investments in Residential mortgage-backed securities relates to 2 securities (December 31, 2020: none) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15% - 32% and 51% - 57% , respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
September 30, 2021	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	2,017,450	(36,559)	33,636	(1,133)	2,051,086	(37,692)
Non-US governments debt securities	—	—	22,392	(398)	22,392	(398)
Asset-backed securities - Student loans	—	—	12,875	(415)	12,875	(415)
Residential mortgage-backed securities	5,396	(17)	—	—	5,396	(17)
Total available-for-sale securities with unrealized losses	2,022,846	(36,576)	68,903	(1,946)	2,091,749	(38,522)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,430,637	(26,442)	24,407	(630)	1,455,044	(27,072)

	Less than 12 months		12 months or more
December 31, 2020	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	120,599	(279)	236	(27)	120,835	(306)
Non-US governments debt securities	15	—	22,393	(389)	22,408	(389)
Asset-backed securities - Student loans	—	—	12,945	(345)	12,945	(345)
Total available-for-sale securities with unrealized losses	120,614	(279)	35,574	(761)	156,188	(1,040)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,079	(141)	—	—	36,079	(141)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
September 30, 2021	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	—	501,307	184,446	2,475,301	3,161,054
Non-US governments debt securities	—	—	22,392	—	—	22,392
Asset-backed securities - Student loans	—	—	—	—	12,875	12,875
Residential mortgage-backed securities	—	—	—	—	31,623	31,623
Total available-for-sale	—	—	523,699	184,446	2,519,799	3,227,944

Held-to-maturity
US government and federal agencies	—	—	—	—	2,755,527	2,755,527
Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	September 30, 2021		December 31, 2020
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	861	907	1,387	1,456
Held-to-maturity	34,344	33,193	2,460	2,623

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of Equity Securities

	Nine months ended
	September 30, 2021			September 30, 2020
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
Mutual Funds	7,179	124	(26)	—	—	—

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Nine months ended
	September 30, 2021			September 30, 2020
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	189,417	1,563	(1,802)	349,699	1,171	(55)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at September 30, 2021 is 4.01% (December 31, 2020: 4.13%). The interest receivable on total loans as at September 30, 2021 is $8.1 million (December 31, 2020: $8.7 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Bank also has a Group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classifications and allowance for expected credit losses by class of loans is as follows:

September 30, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	252,051	—	—	—	252,051	(1,396)	250,655
Commercial and industrial	363,544	7,994	1,042	18,654	391,234	(9,978)	381,256
Commercial overdrafts	94,726	2,561	441	7	97,735	(12)	97,723
Total commercial loans	710,321	10,555	1,483	18,661	741,020	(11,386)	729,634

Commercial real estate loans
Commercial mortgage	636,844	61,887	3,090	4,807	706,628	(863)	705,765
Construction	9,448	20,674	—	—	30,122	(420)	29,702
Total commercial real estate loans	646,292	82,561	3,090	4,807	736,750	(1,283)	735,467

Consumer loans
Automobile financing	22,160	22	—	163	22,345	(91)	22,254
Credit card	68,436	—	233	—	68,669	(1,305)	67,364
Overdrafts	39,281	808	—	11	40,100	(179)	39,921
Other consumer[1]	73,846	733	76	1,004	75,659	(1,257)	74,402
Total consumer loans	203,723	1,563	309	1,178	206,773	(2,832)	203,941

Residential mortgage loans	3,367,650	55,403	85,728	39,139	3,547,920	(13,174)	3,534,746

Total	4,927,986	150,082	90,610	63,785	5,232,463	(28,675)	5,203,788
1 Other consumer loans’ amortized cost includes $10 million of cash and portfolio secured lending and $58 million of lending secured by buildings in construction or other collateral.

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	279,417	—	—	—	279,417	(1,453)	277,964
Commercial and industrial	422,616	5,841	1,082	18,226	447,765	(9,926)	437,839
Commercial overdrafts	70,324	1,686	451	1	72,462	(230)	72,232
Total commercial loans	772,357	7,527	1,533	18,227	799,644	(11,609)	788,035

Commercial real estate loans
Commercial mortgage	627,512	79,168	2,362	6,300	715,342	(847)	714,495
Construction	4,950	39,870	—	—	44,820	(1,257)	43,563
Total commercial real estate loans	632,462	119,038	2,362	6,300	760,162	(2,104)	758,058

Consumer loans
Automobile financing	22,491	52	—	127	22,670	(103)	22,567
Credit card	68,025	—	234	—	68,259	(2,795)	65,464
Overdrafts	23,934	1,127	—	2	25,063	(162)	24,901
Other consumer[1]	112,466	1,031	215	1,048	114,760	(1,416)	113,344
Total consumer loans	226,916	2,210	449	1,177	230,752	(4,476)	226,276

Residential mortgage loans	3,212,218	61,499	83,846	46,787	3,404,350	(15,909)	3,388,441

Total	4,843,953	190,274	88,190	72,491	5,194,908	(34,098)	5,160,810
1Other consumer loans’ amortized cost includes $54 million of cash and portfolio secured lending and $45 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality indicator is as follows:

September 30, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2021	690,490	3,441	—	539	694,470
2020	635,566	20,797	—	36	656,399
2019	913,758	26,529	476	31	940,794
2018	522,149	38,001	450	695	561,295
2017	494,640	2,053	10,337	11,913	518,943
Prior	1,444,602	54,922	78,569	50,554	1,628,647
Overdrafts and credit cards	226,781	4,339	778	17	231,915
Total amortized cost	4,927,986	150,082	90,610	63,785	5,232,463

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2020	683,821	18,789	—	70	702,680
2019	1,026,634	27,575	181	4	1,054,394
2018	684,716	65,570	559	1,407	752,252
2017	624,332	2,381	3,245	11,910	641,868
2016	447,293	2,073	7,993	4,939	462,298
Prior	1,183,869	69,934	75,466	52,174	1,381,443
Overdrafts and credit cards	193,288	3,952	746	1,987	199,973
Total amortized cost	4,843,953	190,274	88,190	72,491	5,194,908

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

September 30, 2021	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	252,051	252,051
Commercial and industrial	347	249	18,411	19,007	372,227	391,234
Commercial overdrafts	—	—	7	7	97,728	97,735
Total commercial loans	347	249	18,418	19,014	722,006	741,020

Commercial real estate loans
Commercial mortgage	570	—	4,807	5,377	701,251	706,628
Construction	—	—	—	—	30,122	30,122
Total commercial real estate loans	570	—	4,807	5,377	731,373	736,750

Consumer loans
Automobile financing	91	5	163	259	22,086	22,345
Credit card	442	152	233	827	67,842	68,669
Overdrafts	—	—	11	11	40,089	40,100
Other consumer	156	12	1,005	1,173	74,486	75,659
Total consumer loans	689	169	1,412	2,270	204,503	206,773

Residential mortgage loans	19,872	10,321	50,085	80,278	3,467,642	3,547,920

Total amortized cost	21,478	10,739	74,722	106,939	5,125,524	5,232,463

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2020	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	279,417	279,417
Commercial and industrial	109	50	18,176	18,335	429,430	447,765
Commercial overdrafts	—	—	90	90	72,372	72,462
Total commercial loans	109	50	18,266	18,425	781,219	799,644

Commercial real estate loans
Commercial mortgage	710	1,552	4,748	7,010	708,332	715,342
Construction	—	—	—	—	44,820	44,820
Total commercial real estate loans	710	1,552	4,748	7,010	753,152	760,162

Consumer loans
Automobile financing	55	35	127	217	22,453	22,670
Credit card	480	224	234	938	67,321	68,259
Overdrafts	—	—	2	2	25,061	25,063
Other consumer	56	3	1,043	1,102	113,658	114,760
Total consumer loans	591	262	1,406	2,259	228,493	230,752

Residential mortgage loans	6,304	4,023	59,957	70,284	3,334,066	3,404,350

Total amortized cost	7,714	5,887	84,377	97,978	5,096,930	5,194,908

Changes in Allowances For Credit Losses
The decrease in the provision for credit losses during the nine months ended September 30, 2021 was primarily attributable to changes in macroeconomic factors, such as GDP forecasts, and the repayment of some commercial facilities. As per the Bank’s accounting policy, as disclosed in Note 2 of the December 31, 2020 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Nine months ended September 30, 2021
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,609	2,104	4,476	15,909	34,098
Provision increase (decrease)	(171)	(820)	(1,710)	(245)	(2,946)
Recoveries of previous charge-offs	65	—	994	191	1,250
Charge-offs	(108)	—	(928)	(2,657)	(3,693)
Other	(9)	(1)	—	(24)	(34)
Allowances for expected credit losses at end of period	11,386	1,283	2,832	13,174	28,675

	Nine months ended September 30, 2020
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period, before change in accounting policy	7,281	1,496	1,502	13,309	23,588
Cumulative effect from change in accounting policy (Note 2 of the December 31, 2020 Audited Consolidated Financial Statements)	4,109	1,026	2,506	200	7,841
Provision increase (decrease)	4,953	(274)	1,954	4,081	10,714
Recoveries of previous charge-offs	6	—	850	290	1,146
Charge-offs	(16)	—	(1,574)	(789)	(2,379)
Other	(21)	(1)	5	153	136
Allowances for expected credit losses at end of period	16,312	2,247	5,243	17,244	41,046

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Deferral Program
In response to the COVID-19 pandemic, effective April 1, 2020, the Bank implemented a residential mortgage and consumer loan deferral program for qualified borrowers in the Bermuda and Cayman segments under which principal and interest payments on performing loans were automatically deferred for three months from April 1, 2020 to June 30, 2020 and the loan term extended. Borrowers had the option to notify the Bank if they preferred to continue with regular, scheduled payments (i.e. to opt-out). Commercial customers had the option to pay interest only on their monthly loan payments with no penalties. The Bank subsequently extended the residential mortgage and personal loan deferral program for a further three months from July 1, 2020 to September 30, 2020, however, borrowers had to notify the Bank of their intention to defer principal and interest payments (i.e. to opt-in). Loans that meet the requirements for deferral under the above programs or as a result of COVID-19 specific factors are not considered troubled debt restructurings (“TDRs”) or past due as the borrowers were current on their payments and were not experiencing financial difficulty at the time of modifications.

In addition, the Bank also introduced deferrals on credit card payments for April and May 2020 in the Bermuda segment and May and June 2020 in the Cayman segment.

Non-Performing Loans
During the nine months ended September 30, 2021, no interest was recognized on non-accrual loans. Non-performing loans at September 30, 2021 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	September 30, 2021				December 31, 2020
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,635	19	—	18,654	18,207	19	—	18,226
Commercial overdrafts	—	7	—	7	—	1	89	90
Total commercial loans	18,635	26	—	18,661	18,207	20	89	18,316

Commercial real estate loans
Commercial mortgage	896	3,911	—	4,807	952	5,348	—	6,300
Total commercial real estate loans	896	3,911	—	4,807	952	5,348	—	6,300

Consumer loans
Automobile financing	163	—	—	163	126	1	—	127
Credit card	—	—	233	233	—	—	234	234
Overdrafts	—	11	—	11	—	2	—	2
Other consumer	833	171	—	1,004	869	179	—	1,048
Total consumer loans	996	182	233	1,411	995	182	234	1,411

Residential mortgage loans	27,503	11,636	16,605	55,744	36,897	9,890	18,788	65,575
Total non-performing loans	48,030	15,755	16,838	80,623	57,051	15,440	19,111	91,602

Loans modified in a TDR
As at September 30, 2021, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (December 31, 2020: nil).,

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the period

	Nine months ended September 30, 2021
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	2	1,070	68	1,138

	Nine months ended September 30, 2020
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	1	352	—	352

TDRs Outstanding

	September 30, 2021		December 31, 2020
	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	861	—	901	—
Commercial real estate loans	1,601	2,452	2,362	1,811
Residential mortgage loans	60,483	13,693	61,937	17,129
Total TDRs outstanding	62,945	16,145	65,200	18,940

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

	September 30, 2021				December 31, 2020
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	—	—	—	—	220,871	—	—	220,871
Belgium	5,800	—	—	5,800	4,271	—	—	4,271
Bermuda	55,268	2,128,923	296,068	2,480,259	51,329	2,225,401	323,097	2,599,827
Canada	734,948	—	—	734,948	996,213	—	—	996,213
Cayman	27,436	1,040,626	392,568	1,460,630	29,480	948,290	396,654	1,374,424
France	34,691	—	—	34,691	—	—	—	—
Germany	67,732	—	—	67,732	107,412	—	—	107,412
Guernsey	1	721,675	203,388	925,064	1	779,915	213,461	993,377
Ireland	72,935	—	—	72,935	83,842	—	—	83,842
Japan	3,058	—	—	3,058	6,029	—	—	6,029
Jersey	—	70,092	36,155	106,247	—	26,773	35,224	61,997
New Zealand	—	—	—	—	23,463	—	—	23,463
Norway	147,326	—	—	147,326	57,900	—	—	57,900
Switzerland	2,820	—	—	2,820	4,510	—	—	4,510
The Bahamas	1,517	9,869	—	11,386	1,516	12,024	—	13,540
United Kingdom	1,360,576	1,261,278	158,865	2,780,719	1,291,655	1,202,505	140,663	2,634,823
United States	1,238,549	—	—	1,238,549	1,428,090	—	—	1,428,090
Other	2,931	—	—	2,931	3,088	—	—	3,088
Total gross exposure	3,755,588	5,232,463	1,087,044	10,075,095	4,309,670	5,194,908	1,109,099	10,613,677

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
September 30, 2021	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,955,760	8,028,540	10,984,300	27,968	11,169	11,775	13,448	64,360	11,048,660
Term - $100k or more	N/A	N/A	—	1,620,483	603,443	504,230	84,338	2,812,494	2,812,494
Total deposits	2,955,760	8,028,540	10,984,300	1,648,451	614,612	516,005	97,786	2,876,854	13,861,154

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2020	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,012,360	7,577,642	10,590,002	30,551	8,402	13,138	14,875	66,966	10,656,968
Term - $100k or more	N/A	N/A	—	1,553,178	625,533	330,773	83,632	2,593,116	2,593,116
Total deposits	3,012,360	7,577,642	10,590,002	1,583,729	633,935	343,911	98,507	2,660,082	13,250,084
¹ The weighted-average interest rate on interest-bearing demand deposits as at September 30, 2021 is -0.03% (December 31, 2020: -0.04%).

By Type and Segment	September 30, 2021			December 31, 2020
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,961,929	644,066	4,605,995	4,107,156	705,490	4,812,646
Cayman	3,952,826	567,187	4,520,013	3,577,120	531,602	4,108,722
Channel Islands and the UK	3,069,545	1,665,601	4,735,146	2,905,726	1,422,990	4,328,716
Total deposits	10,984,300	2,876,854	13,861,154	10,590,002	2,660,082	13,250,084

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank includes an estimate of the 2021 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year-ended December 31, 2020. During the nine months ended September 30, 2021, there have been no material revisions to these estimates.

		Three months ended		Nine months ended
	Line item in the consolidated statements of operations	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Defined benefit pension expense (income)
Service cost	Salaries and other employee benefits	—	44	67	44
Interest cost	Non-service employee benefits expense	682	995	2,052	2,955
Expected return on plan assets	Non-service employee benefits expense	(1,608)	(1,898)	(4,838)	(5,639)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	691	604	2,077	1,806
Amortization of prior service (credit) cost	Non-service employee benefits expense	7	(34)	(41)	(24)
Settlement (gain) loss	Net other gains (losses)	—	367	—	518
Total defined benefit pension expense (income)		(228)	78	(683)	(340)

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	21	17	62	50
Interest cost	Non-service employee benefits expense	649	818	1,945	2,453
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	419	—	1,259	—
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	131	393	393
Total post-retirement medical benefit expense (income)		1,220	966	3,659	2,896

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At September 30, 2021, $137.0 million (December 31, 2020: $153.2 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	September 30, 2021	December 31, 2020
Commitments to extend credit	814,331	836,710
Documentary and commercial letters of credit	1,103	981
Total unfunded commitments to extend credit	815,434	837,691
Allowance for credit losses	(604)	(179)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	September 30, 2021			December 31, 2020
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	267,922	260,662	7,260	265,959	258,699	7,260
Letters of guarantee	3,688	3,652	36	5,449	5,413	36
Total	271,610	264,314	7,296	271,408	264,112	7,296

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at September 30, 2021, the Bank had 17 open positions (December 31, 2020: 5) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $169.5 million (December 31, 2020: $197.0 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at September 30, 2021, there were no positions (December 31, 2020: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraph.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2035. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Lease costs
Operating lease costs	2,061	1,933	6,260	6,030
Short-term lease costs	352	454	998	968
Sublease income	(322)	(290)	(970)	(849)
Total net lease cost	2,091	2,097	6,288	6,149
Operating lease income	315	206	968	711

Other information for the period
Right-of-use assets related to new operating lease liabilities	529	323	570	323
Operating cash flows from operating leases	1,970	2,219	6,366	6,200

Other information at end of period			September 30, 2021	December 31, 2020
Operating leases right-of-use assets (included in other assets on the balance sheets)			40,064	46,244
Operating lease liabilities (included in other liabilities on the balance sheets)			39,476	44,940
Weighted average remaining lease term for operating leases (in years)			9.94	10.14
Weighted average discount rate for operating leases			5.25%	5.25%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2020:
Year ending December 31				Operating Leases
2021				8,319
2022				8,111
2023				6,980
2024				6,247
2025				3,870
2026 & thereafter				24,793
Total commitments				58,320
Less: effect of discounting cash flows to their present value				(13,380)
Operating lease liabilities				44,940

Note 12: Segmented information

The Bank is managed by the Chairman and Chief Executive Officer (“CEO”) on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman and CEO. The Chairman and CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman and CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2020. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

The Bermuda segment provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust,

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial intermediaries including private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	September 30, 2021	December 31, 2020
Bermuda	5,771,173	5,924,779
Cayman	4,869,414	4,479,937
Channel Islands and the UK	5,236,764	4,826,671
Other	32,393	32,928
Total assets before inter-segment eliminations	15,909,744	15,264,315
Less: inter-segment eliminations	(577,578)	(525,681)
Total	15,332,166	14,738,634

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended September 30, 2021	Customer	Inter- segment
Bermuda	37,001	(418)	261	21,458	58,302	37	58,339	47,437	10,902
Cayman	22,711	306	(297)	14,270	36,990	188	37,178	14,912	22,266
Channel Islands and the UK	15,969	112	32	11,027	27,140	49	27,189	20,262	6,927
Other	—	—	—	6,406	6,406	—	6,406	6,718	(312)
Total before eliminations	75,681	—	(4)	53,161	128,838	274	129,112	89,329	39,783
Inter-segment eliminations	—	—	—	(4,144)	(4,144)	—	(4,144)	(4,144)	—
Total	75,681	—	(4)	49,017	124,694	274	124,968	85,185	39,783

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended September 30, 2020	Customer	Inter- segment
Bermuda	38,275	135	(1,604)	21,838	58,644	1,613	60,257	51,399	8,858
Cayman	21,691	301	40	12,520	34,552	414	34,966	17,213	17,753
Channel Islands and the UK	15,347	(436)	209	10,425	25,545	(515)	25,030	20,796	4,234
Other	—	—	—	3,722	3,722	—	3,722	4,024	(302)
Total before eliminations	75,313	—	(1,355)	48,505	122,463	1,512	123,975	93,432	30,543
Inter-segment eliminations	—	—	—	(1,628)	(1,628)	—	(1,628)	(1,628)	—
Total	75,313	—	(1,355)	46,877	120,835	1,512	122,347	91,804	30,543

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Nine months ended September 30, 2021	Customer	Inter- segment
Bermuda	111,392	(836)	1,823	62,272	174,651	921	175,572	139,716	35,856
Cayman	67,005	927	802	42,202	110,936	185	111,121	44,181	66,940
Channel Islands and the UK	46,892	(91)	(104)	33,986	80,683	(902)	79,781	61,565	18,216
Other	1	—	—	20,381	20,382	—	20,382	20,381	1
Total before eliminations	225,290	—	2,521	158,841	386,652	204	386,856	265,843	121,013
Inter-segment eliminations	—	—	—	(13,408)	(13,408)	—	(13,408)	(13,408)	—
Total	225,290	—	2,521	145,433	373,244	204	373,448	252,435	121,013

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Nine months ended September 30, 2020	Customer	Inter- segment
Bermuda	120,745	632	(11,113)	63,406	173,670	1,626	175,296	147,367	27,929
Cayman	72,094	835	238	36,257	109,424	416	109,840	47,910	61,930
Channel Islands and the UK	49,173	(1,467)	(16)	29,930	77,620	(425)	77,195	61,446	15,749
Other	7	—	—	11,446	11,453	(1)	11,452	11,906	(454)
Total before eliminations	242,019	—	(10,891)	141,039	372,167	1,616	373,783	268,629	105,154
Inter-segment eliminations	—	—	—	(4,942)	(4,942)	—	(4,942)	(4,942)	—
Total	242,019	—	(10,891)	136,097	367,225	1,616	368,841	263,687	105,154

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of available-for-sale investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedging instrument is recognized in current year earnings consistent with the related change in fair value of the hedged items attributable to foreign exchange rates. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCIL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 20: Accumulated other comprehensive loss for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange income.

Client service derivatives
The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange income.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

September 30, 2021	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	3	52,379	1,323	(7)	1,316
Fair value hedges	Currency swaps	4	182,933	—	(3,989)	(3,989)
Derivatives not formally designated as hedging instruments	Currency swaps	23	951,815	14,960	(1,106)	13,854
Subtotal risk management derivatives			1,187,127	16,283	(5,102)	11,181

Client services derivatives	Spot and forward foreign exchange	259	680,303	4,307	(4,122)	185
Total derivative instruments			1,867,430	20,590	(9,224)	11,366

December 31, 2020	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	68,231	—	(4,586)	(4,586)
Fair value hedges	Currency swaps	5	197,987	4,039	—	4,039
Derivatives not formally designated as hedging instruments	Currency swaps	42	1,471,632	2,678	(21,239)	(18,561)
Subtotal risk management derivatives			1,737,850	6,717	(25,825)	(19,108)

Client services derivatives	Spot and forward foreign exchange	241	770,113	7,128	(6,862)	266
Total derivative instruments			2,507,963	13,845	(32,687)	(18,842)
In addition to the above, as at September 30, 2021 foreign denominated deposits of £199.3 million (December 31, 2020: £192.8 million) and CHF 0.4 million (December 31, 2020: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
September 30, 2021				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	20,590	(5,374)	15,216	—	(3,137)	12,079

Derivative liabilities
Spot and forward foreign exchange and currency swaps	9,224	(5,374)	3,850	—	(2,884)	966
Net positive fair value			11,366

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2020				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,845	(7,153)	6,692	—	(3)	6,689

Derivative liabilities
Spot and forward foreign exchange and currency swaps	32,687	(7,153)	25,534	—	(3,042)	22,492
Net negative fair value			(18,842)
The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Nine months ended
Derivative instrument	Consolidated statements of operations line item	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Spot and forward foreign exchange	Foreign exchange revenue	(106)	436	(82)	408
Currency swaps, not designated as hedge	Foreign exchange revenue	10,090	(18,056)	32,416	(10,297)
Currency swaps - fair value hedges	Foreign exchange revenue	(3,983)	—	(8,028)	—
Total net gains (losses) recognized in net income		6,001	(17,620)	24,306	(9,889)

		Three months ended		Nine months ended
Derivative instrument	Consolidated statements of comprehensive income line item	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Currency swaps - net investment hedge	Net change in unrealized gains and (losses) on translation of net investment in foreign operations	4,246	(873)	5,902	(888)
Total net gains (losses) recognized in comprehensive income		4,246	(873)	5,902	(888)

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2020.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include actively traded redeemable mutual funds and US Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the nine months ended September 30, 2021 and the year ended December 31, 2020.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	September 30, 2021				December 31, 2020
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	—	222	—	222	7,081	236	—	7,317
Total equity securities	—	222	—	222	7,081	236	—	7,317

Available-for-sale investments
US government and federal agencies	685,752	2,475,302	—	3,161,054	—	2,566,066	—	2,566,066
Non-US governments debt securities	—	22,392	—	22,392	—	22,408	—	22,408
Asset-backed securities - Student loans	—	—	12,875	12,875	—	—	12,945	12,945
Residential mortgage-backed securities	—	31,623	—	31,623	—	59,697	—	59,697
Total available-for-sale	685,752	2,529,317	12,875	3,227,944	—	2,648,171	12,945	2,661,116

Other assets - Derivatives	—	15,216	—	15,216	—	6,692	—	6,692

Financial liabilities
Other liabilities - Derivatives	—	3,850	—	3,850	—	25,534	—	25,534
Level 3 Reconciliation
The Level 3 financial instrument, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and is valued using a non-binding quote from an external security pricing service.

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	Nine months ended September 30, 2021	Year ended December 31, 2020
	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of period	12,945	12,891
Change in unrealized gains (losses) recognized in other comprehensive income	(70)	54
Carrying amount at end of period	12,875	12,945
Cumulative gain (loss) recognized in other comprehensive income	(415)	(345)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		September 30, 2021			December 31, 2020
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	2,309,502	2,309,502	—	3,289,592	3,289,592	—
Securities purchased under agreements to resell	Level 2	169,524	169,524	—	197,039	197,039	—
Short-term investments	Level 1	1,276,562	1,276,562	—	823,039	823,039	—
Investments held-to-maturity	Level 2	2,755,527	2,803,129	47,602	2,194,371	2,304,756	110,385
Loans, net of allowance for credit losses	Level 2	5,203,788	5,233,947	30,159	5,160,810	5,193,240	32,430
Other real estate owned¹	Level 2	691	691	—	4,052	4,052	—

Financial liabilities
Term deposits	Level 2	2,876,854	2,880,764	(3,910)	2,660,082	2,665,463	(5,381)
Long-term debt	Level 2	171,773	161,534	10,239	171,462	170,086	1,376
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

September 30, 2021	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,106	—	—	—	—	204	2,310
Securities purchased under agreement to resell	170	—	—	—	—	—	170
Short-term investments	563	706	—	—	—	8	1,277
Investments	16	4	18	766	5,180	—	5,984
Loans	4,175	50	68	686	188	35	5,202
Other assets	—	—	—	—	—	389	389
Total assets	7,030	760	86	1,452	5,368	636	15,332

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	974	974
Demand deposits	8,001	—	27	—	—	2,956	10,984
Term deposits	1,648	615	516	98	—	—	2,877
Other liabilities	—	—	—	—	—	325	325
Long-term debt	—	—	—	172	—	—	172
Total liabilities and shareholders' equity	9,649	615	543	270	—	4,255	15,332

Interest rate sensitivity gap	(2,619)	145	(457)	1,182	5,368	(3,619)	—
Cumulative interest rate sensitivity gap	(2,619)	(2,474)	(2,931)	(1,749)	3,619	—	—

December 31, 2020	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	3,156	—	—	—	—	134	3,290
Securities purchased under agreement to resell	197	—	—	—	—	—	197
Short-term investments	494	327	2	—	—	—	823
Investments	13	13	27	92	4,711	7	4,863
Loans	4,170	39	71	652	187	42	5,161
Other assets	—	—	—	—	—	405	405
Total assets	8,030	379	100	744	4,898	588	14,739

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	982	982
Demand deposits	7,578	—	—	—	—	3,012	10,590
Term deposits	1,584	634	344	99	—	—	2,661
Other liabilities	—	—	—	—	—	335	335
Long-term debt	—	—	—	171	—	—	171
Total liabilities and shareholders' equity	9,162	634	344	270	—	4,329	14,739

Interest rate sensitivity gap	(1,132)	(255)	(244)	474	4,898	(3,741)	—
Cumulative interest rate sensitivity gap	(1,132)	(1,387)	(1,631)	(1,157)	3,741	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Long-term debt

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015, which were redeemed at face value in January 2014, and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased $15 million of the outstanding 5.11% 2005 Series B Subordinated notes with the balance of $45 million matured on July 2, 2020.

On May 27, 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due 2018, which were redeemed at face value in May 2013, and US $25 million in Series B notes due 2023. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The Series B notes pay a fixed coupon of 8.44% until May 27, 2018 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield and were redeemed at face value in November 2020.

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among other, to repay the entire amount of the US $47 million outstanding subordinated notes series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among other, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the nine months ended September 30, 2021 and the year ended December 31, 2020.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at September 30, 2021. The interest payments are calculated until contractual maturity using the current London Inter-bank Offered Rate ("LIBOR") and Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	3,938	9,841	3,175
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	22,237	19,432
Total					175,000	9,188	32,078	22,607
Unamortized debt issuance costs					(3,227)
Long-term debt less unamortized debt issuance costs					171,773

Note 17: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the nine months ended September 30, 2021, there were no options to purchase common shares outstanding (September 30, 2020: 0.1 million). During the nine months ended September 30, 2021, the average number of outstanding awards of unvested common shares was 0.9 million (September 30, 2020: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Net income	39,783	30,543	121,013	105,154

Basic Earnings Per Share
Weighted average number of common shares issued	50,159	50,366	50,195	51,459
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	49,540	49,747	49,576	50,840

Basic Earnings Per Share	0.80	0.61	2.44	2.07

Diluted Earnings Per Share
Weighted average number of common shares	49,540	49,747	49,576	50,840
Net dilution impact related to options to purchase common shares	—	49	—	67
Net dilution impact related to awards of unvested common shares	343	245	327	257
Weighted average number of diluted common shares (in thousands)	49,883	50,041	49,903	51,164

Diluted Earnings Per Share	0.80	0.61	2.42	2.06

Note 18: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the "2010 Plan"). Under the 2010 Plan, 5% of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested share awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to 5.0 million and 7.5 million shares, respectively.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces the 2010 Plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards
1997 Stock Option Plan
Prior to the capital raise on March 2, 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 and 2020 Plans
Under the 2010 and 2020 Plans, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 and 2020 Plans vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital (“MOIC”)). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding Stock Option Plans
	Number of shares transferable upon exercise (thousands)	Weighted average exercise price ($)	Weighted average remaining life (years)	Aggregate intrinsic value ($ thousands)
Nine months ended September 30, 2020	2010 Stock Option Plan	2010 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of period	159	12.07
Exercised	(43)	11.50		263
Forfeitures and cancellations	(15)	11.50
Outstanding at end of period	101	12.40	0.22	988
Vested and exercisable at end of period	101	12.40	0.22
There were no stock options outstanding as at September 30, 2021 and December 31, 2020.

Share Based Plans
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value of unvested share awards granted in the nine months ended September 30, 2021 was $33.26 per share (December 31, 2020: $33.35 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Plan (“EDIP”)
Under the Bank’s EDIP Plan, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2013 - 2021
The 2021 ELTIP was approved on February 10, 2021. Under the Bank’s ELTIP plans for the years 2013 through 2021, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Nine months ended
	September 30, 2021		September 30, 2020
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	364	658	251	618
Granted	115	275	196	200
Vested (fair value in 2021: $13.7 million, 2020: $9.5 million)	(176)	(237)	(123)	(162)
Resignation	(2)	—	(3)	(6)
Outstanding at end of period	301	696	321	650

Share-based Compensation Cost Recognized in Net Income
	Nine months ended
	September 30, 2021	September 30, 2020
	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	11,003	11,331

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Unrecognized Share-based Compensation Cost
	September 30, 2021		December 31, 2020
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	6,124	1.62	6,588	1.91

ELTIP
Time vesting shares	51	0.37	156	1.09
Performance vesting shares	10,752	1.89	8,187	1.60
Total unrecognized expense	16,927		14,931

Note 19: Share buy-back plans

From time to time, the Bank, may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Buy-Back Program

On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share buy-back program, authorizing the purchase for treasury of up to 2.5 million common shares.

On December 2, 2019, the Board approved a new common share repurchase program, authorizing the purchase for treasury of up to 3.5 million common shares through to February 28, 2021. The new program came into effect on December 20, 2019 following the completion of the previous program.

On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase for treasury of up to 2 million common shares through to February 28, 2022.

In the nine months ended September 30, 2021, the Bank repurchased and retired 330,828 shares.

	Nine months ended	Year ended December 31
Common share buy-backs	September 30, 2021	2020	2019
Acquired number of shares (to the nearest 1)	330,828	3,452,000	2,293,788
Average cost per common share	36.09	25.10	35.55
Total cost (in US dollars)	11,939,348	86,639,889	81,534,076

Note 20: Accumulated other comprehensive income (loss)

	Unrealized (losses) on translation of net investment in foreign operations	Unrealized gains (losses)		Employee benefit plans
Nine months ended September 30, 2021		HTM investments	AFS Investments	Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)
Other comprehensive income (loss), net of taxes	226	165	(67,542)	2,315	1,652	3,967	(63,184)
Balance at end of period	(20,839)	105	5,237	(69,940)	(27,427)	(97,367)	(112,864)

	Unrealized (losses) on translation of net investment in foreign operations	Unrealized gains (losses)		Employee benefit plans
Nine months ended September 30, 2020		HTM investments	AFS investments	Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)
Other comprehensive income (loss), net of taxes	(969)	397	60,800	2,707	393	3,100	63,328
Balance at end of period	(21,787)	(328)	72,608	(63,605)	(10,657)	(74,262)	(23,769)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Three months ended		Nine months ended
	Line item in the consolidated statements of operations, if any	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(8,409)	528	(4,453)	(969)
Gains (loss) on net investment hedge	N/A	7,742	—	4,679	—
Net change		(667)	528	226	(969)

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	18	228	165	397
Net change		18	228	165	397

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(12,365)	3,904	(67,741)	61,916
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	239	(1,116)	239	(1,116)
Foreign currency translation adjustments of related balances	N/A	76	—	(40)	—
Net change		(12,050)	2,788	(67,542)	60,800

Employee benefit plans adjustments
Defined benefit pension plan
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	—	367	—	518
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	691	604	2,077	1,806
Amortization of prior service (credit) cost	Non-service employee benefits expense	7	(34)	(41)	(24)
Foreign currency translation adjustments of related balances	N/A	471	(597)	279	407
Net change		1,169	340	2,315	2,707

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	419	—	1,259	—
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	131	393	393
Net change		550	131	1,652	393

Other comprehensive income (loss), net of taxes		(10,980)	4,015	(63,184)	63,328

Note 21: Capital structure

Authorized Capital
The Bank trades on the New York Stock Exchange under the ticker symbol "NTB" and on the BSX under the symbol "NTB.BH".

The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the nine months ended September 30, 2021, the Bank declared and paid cash dividends of $1.32 (September 30, 2020: $1.32) for each common share as of the related record date.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at September 30, 2021 and December 31, 2020. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	September 30, 2021		December 31, 2020
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	875,856	N/A	816,009	N/A
Tier 1 capital	875,856	N/A	816,009	N/A
Tier 2 capital	184,274	N/A	187,090	N/A
Total capital	1,060,130	N/A	1,003,099	N/A

Risk Weighted Assets	5,185,105	N/A	5,068,590	N/A

Leverage Ratio Exposure Measure	15,937,977	N/A	15,349,363	N/A

Capital Ratios (%)
CET 1 capital	16.9%	10.0%	16.1%	10.0%
Tier 1 capital	16.9%	11.5%	16.1%	11.5%
Total capital	20.4%	13.5%	19.8%	13.5%
Leverage ratio	5.5%	5.0%	5.3%	5.0%

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans, and/or are guarantors for loans, deposits with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at September 30, 2021 and December 31, 2020. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2019	38,641
Loans issued during the year	37,073
Loan repayments and the effect of changes in the composition of related parties	(33,323)
Balance at December 31, 2020	42,391
Loans issued during the period	9,146
Loan repayments and the effect of changes in the composition of related parties	(41,434)
Balance at September 30, 2021	10,103

Consolidated balance sheets	September 30, 2021	December 31, 2020
Deposits	14,834	19,591

	Three months ended		Nine months ended
Consolidated statement of operations	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Interest and fees on loans	80	384	1,306	2,335

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	September 30, 2021	December 31, 2020
Loans	10,686	12,939
Deposits	182	423

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Nine months ended
Consolidated statement of operations	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Interest and fees on loans	149	244	472	498
Other gains/losses	—	712	99	712
Total non-interest expense	345	390	1,025	1,060

Investments
The Bank held seed investments in Butterfield mutual funds, which were managed by a wholly-owned subsidiary of the Bank. These investments were sold during the nine months ended September 30, 2021 and were included in equity securities at their fair value as follows:

Consolidated balance sheets	September 30, 2021	December 31, 2020
Equity securities
Fair value	—	7,081
Unrealized gain	—	2,531
As at September 30, 2021, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	September 30, 2021	December 31, 2020
Loans	5	2,518
Deposits	18,633	26,541

	Three months ended		Nine months ended
Consolidated statement of operations	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Asset management	1,334	1,264	2,641	5,900
Custody and other administration services	125	245	506	881
Other non-interest income	—	—	6	729

Note 23: Subsequent events

On October 26, 2021, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on November 24, 2021 to shareholders of record on November 10, 2021.